SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULE 13D-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

WisdomTree LargeCap Dividend Fund

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

97717W307

(CUSIP Number)

November 30, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

Page 1 of 6 Pages

CUSIP No. 97717W307
1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 913,225
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 726,061
	8)	Shared Dispositive Power 94,747
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 916,508*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 10.02
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

Page 2 of 6 Pages

CUSIP No. 97717W307
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 913,225
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 726,061
	8)	Shared Dispositive Power 94,747
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 916,508*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 10.02
12)	Type of Reporting Person (See Instructions) HC

*	See the response to Item 6.

Page 3 of 6 Pages

CUSIP No. 97717W307
1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 913,225
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 726,061
	8)	Shared Dispositive Power 94,747
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 916,508*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 10.02
12)	Type of Reporting Person (See Instructions) BK

*	See the response to Item 6.

Page 4 of 6 Pages

ITEM 1(a) - NAME OF ISSUER:

WisdomTree LargeCap Dividend Fund

ITEM 1(b) - ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

380 Madison Avenue

New York, New York 10017

ITEM 2(a) - NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; and

PNC Bank, National Association

ITEM 2(b) - ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 300 Delaware Avenue, Suite 304, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

ITEM 2(c) - CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania

PNC Bancorp, Inc. - Delaware

PNC Bank, National Association - United States

ITEM 2(d) - TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2(e) - CUSIP NUMBER:

97717W307

ITEM 3 - IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE

                 PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☒	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;
(e)	☐	An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	A Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A Church Plan that is excluded from the definition of an Investment Company under Section
3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Page 5 of 6 Pages

ITEM 4 - OWNERSHIP:

The following information is as of November 30, 2009:

(a) Amount Beneficially Owned:	916,508 shares	*

(b) Percent of Class:	10.02

(c) Number of shares to which such person has:
(i) sole power to vote or to direct the vote	913,225
(ii) shared power to vote or to direct the vote	-0-
(iii) sole power to dispose or to direct the disposition of	726,061
(iv) shared power to dispose or to direct the disposition of	94,747

ITEM 5 - OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The total shares reported herein are held in accounts at PNC Bank, National Association in a fiduciary capacity.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY

                 BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

ITEM 8 - IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 - NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 - CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	See the response to Item 6.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2009
Date

By:	/s/ Joseph C. Guyaux
Signature - The PNC Financial Services Group, Inc.

Joseph C. Guyaux, President
Name & Title

December 10, 2009
Date

By:	/s/ Maria C. Schaffer
Signature - PNC Bancorp, Inc.

Maria C. Schaffer, Executive Vice President
Name & Title

December 10, 2009
Date

By:	/s/ Joseph C. Guyaux
Signature - PNC Bank, National Association

Joseph C. Guyaux, President
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT WAS PREVIOUSLY FILED